Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, David Colella, certify that the financial statements of earthdog, GP included in this Form C offering are true and complete in all material respects; and the tax return information of earthdog, GP included in this Form C reflects accurately the information reported on the tax return for earthdog, GP filed for the fiscal year(s) ended December 31, 2016 and December 31, 2017.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

[Signature]

[Title] Partner

[Date] 3\7\18

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.